

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 30, 2017

<u>Via E-Mail</u>
David Teiler
Reliance Real Estate Trust, LLC
40 Wall Street, 60th Floor
New York, NY 10005

> **Re: Reliance Real Estate Trust, LLC**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 22, 2017**
> **CIK No. 0001717023**

Dear Mr. Teiler:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Offering Summary</u>

<u>Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2</u>

1.   We note your response to prior comment 6 and reissue the comment in part. Please amend to update your unaudited pro forma balance sheet, as well the introduction regarding the unaudited pro forma financial statements provided.

<u>Reliance Property Group, LLC</u>

<u>5. Subsequent Events, page F-11</u>

2.   As you have provided updated unaudited statements of revenue and certain operating expenses for the period ended September 30, 2017, please update the date through which subsequent events were evaluated.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Shaya M. Berger, Esq.
        Gulkowitz Berger LLP